UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        COMMISSION FILE NUMBER 001-05439



(Check One): |_| Form 10-K |_| Form 20-F |_|Form 11-K |X| Form 10-Q |_|Form 10-D
             |_| Form N-SAR |_|Form N-CSR

   FOR PERIOD ENDED:   MARCH 31, 2007

         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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

                                     PART I

                             REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:   DEL LABORATORIES, INC.

FORMER NAME IF APPLICABLE:  N/A

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):  726 REXCORP PLAZA

CITY, STATE AND ZIP CODE:   UNIONDALE, NY 11556




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                                     PART II

                             RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Del Laboratories, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 by the required filing date of May 15, 2007. As previously disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, which was filed on April 30, 2007, the Company restated certain prior periods, in part, as a result of the understatements of customer liabilities pertaining to reserves required for future sales returns and markdowns. In connection with the preparation of the Company's financial statements for the quarter ended March 31, 2007, it was determined that it was necessary to re-evaluate these reserves and accordingly, the Company was not able to file its Quarterly Report on Form 10-Q. The Company will not be able to file its Quarterly Report on Form 10-Q until it completes this re-evaluation.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    JOSEPH SINICROPI                  (516)                        844-2050
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       (Name)                      (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes            |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes            |X|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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



                             DEL LABORATORIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 16, 2007                 By:      /S/ JOSEPH  SINICROPI
                                              ---------------------
                                              Joseph Sinicropi
                                              Executive Vice President,
                                              Chief Financial Officer
                                              (Principal Accounting and
                                              Financial Officer)